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                                                                 Exhibit (a)(4)

                         COOPER RIVER PROPERTIES, L.L.C
                          One Insignia Financial Plaza
                        Greenville, South Carolina 29602




                                                September 23, 1998


To:      The Limited Partners of
         HCW Pension Real Estate Fund Limited Partnership

         Enclosed for your review and consideration are documents relating to an offer by Cooper River Properties, L.L.C. ("Cooper River") to purchase your units of limited partnership interest in HCW Pension Real Estate Fund Limited Partnership for $475 in cash per Unit. This offer will expire midnight, New York City time on October 21, 1998 (unless extended by Cooper River). Cooper River is an affiliate of the General Partner of the Partnership.

         You may have previously received an offer from Madison Liquidity Investors 100, LLC ("Madison") to purchase your Units for $235 in cash per Unit. If you have already tendered your Units to Madison and would now like to withdraw (rescind) that tender in order to accept our higher offer, for your convenience we have enclosed a withdrawal form which, if properly completed and mailed, will enable you to do so.

         THE ENCLOSED DOCUMENTS CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY AND IN THEIR ENTIRETY BEFORE YOU DECIDE WHETHER TO SELL YOUR UNITS TO COOPER RIVER PURSUANT TO THIS OFFER.

         If you have any questions concerning the terms of the offer, or need assistance completing the forms necessary to tender your Units, please contact our Information Agent, Beacon Hill Partners, at (800) 854-9486.

         Thank you.

                                        Sincerely,


                                        Cooper River Properties, L.L.C.